BFIN Securities US LLC

(A wholly owned subsidiary of BFIN US Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BFIN Securities US LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 6th Avenue, 22nd Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

BFIN Securities US LLC

(A wholly owned subsidiary of BFIN US Holdings LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934. (Schedule I)
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Schedule II)
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Schedule II)
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Josephine Shum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BFIN Securities US LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer _____
Title

Subscribed and sworn
to before me

2/28/2019

JOSEPH P. DELANEY
Notary Public, State of New York
Registration #01DE6288503
Qualified In Nassau County
Commission Expires Sept. 9, 20 20

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BFIN Securities US, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BFIN Securities US, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

Whippany, New Jersey

February 27, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 2,314,220
Fees receivable	195,179
Fixed assets, net of accumulated depreciation of $201,798	403,803
Other assets	30,101
Total assets	$ 2,943,303

Liabilities and Member's Equity

Liabilities

Due to affiliates	$ 124,360
Compensation payable	200,308
Deferred rent	137,304
Contract liabilities	113,042
Accounts payable and accrued expenses	34,775
Total liabilities	609,789
Member's equity	2,333,514
Total liabilities and member's equity	$ 2,943,303

The accompanying notes are an integral part of this financial statement.

BFIN Securities US LLC
(A wholly owned subsidiary of BFIN US Holdings LLC)

Notes to Statement of Financial Condition
December 31, 2018

1. **Organization and Business**

BFIN Securities US LLC f/k/a Brookfield Financial Securities US LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware on December 17, 2015. On February 7, 2017, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of BFIN US Holdings LLC (the "Parent"), which is an indirect subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

The Company acts primarily as a broker or dealer providing investment advisory services.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

Revenue
Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

2.   **Summary of Significant Accounting Policies (continued)**

Significant judgments:
Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has determined that one performance obligation exists, for contracts with customers, and that the unconstrained portion is recognized over time in the form of advisory fees.

Success fees:
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Recognizing revenue prior to closing would be inappropriate as it represents contingent consideration. Payment for revenue is due upon closing.

Advisory fees:
The Company provides advisory services. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The Company had no contract assets at January 1, 2018 and December 31, 2018. The Company had customer receivables of $1,858,109 and $195,179 at January 1, 2018 and December 31, 2018, respectively. All customer receivables at January 1, 2018 were collected in 2018. The Company had a contract liability of $ 0 and $113,042 at January 1, 2018 and December 31, 2018, respectively.

2.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

Fees receivable include advisory and transaction success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2018, management believed no valuation allowance was warranted.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for furniture and fixtures is calculated on a straight-line basis over estimated useful lives of five years. Leasehold improvements are amortized on a straight-line basis over the remaining lease term.

Deferred rent

Lease incentives, in the form of free rent, have been recognized as a liability and are being amortized on a straight-line basis over the lease term.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2015.

Stock compensation

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards with an option to settle in cash or shares. The expense for these shares based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability to BFIN Holding LP ("Holding").

3. **Transactions with related parties**

The Company maintains an administrative services agreement (the "Agreement") with an affiliate, under common control, BFIN Real Estate Group New York, LLC ("BFREG"). Pursuant to the Agreement, this affiliate provides administrative, and other services to the Company. Additionally, BFREG reimburses the Company for 50% of the Company's lease costs.

As at December 31, 2018, balances owing to affiliates are as follows:

BFIN Holding LP	$	70,911
BFIN Real Estate Group New York, LLC		33,969
BFIN Real Estate Group LP		19,480
	$	124,360

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share-based awards that have an option to settle in cash or shares and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company.

The obligations for the share-based awards relating to the employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company. The Company has a commitment to pay Holding $18,052 for awards which have not vested, and these are payable during 2019.

No shares were granted pursuant to the stock compensation awards during 2018. As at December 31, 2018, the amount of $135,190 related to BFIN share-based compensation costs remained a payable to Holding and is included in compensation payable on the accompanying statement of financial condition.

Related party transactions are measured at the exchange amount which is the amount agreed between the parties at the time the transaction is entered into.

All transactions with related parties are settled in the normal course of business. Amounts due to affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed Assets**

Fixed assets at December 31, 2018 consists of:

Furniture and fixtures	$ 52,769
Leasehold improvement	552,832
	605,601
Less: Accumulated depreciation and amortization	(201,798)
	$ 403,803

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,704,431 which exceeded the required net capital by $1,663,778. The ratio of aggregate indebtedness to net capital, at December 31, 2018 was .36 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Commitments**

The Company leases office space, from an affiliate under common control, under a non-cancellable lease agreement which expires on May 31, 2024. At December 31, 2018, the annual minimum payments under this agreement are approximately:

Year Ending December 31,	Gross lease Cost	BFREG Reimbursement	Net Rent
2019	$ 374,000	$ (187,000)	$ 187,000
2020	374,000	(187,000)	187,000
2021	374,000	(187,000)	187,000
2022	374,000	(187,000)	187,000
2023	374,000	(187,000)	187,000
Thereafter	156,000	(78,000)	78,000
	$ 2,026,000	$ (1,013,000)	$1,013,000

The lease has provisions for escalations. Rent expense for the year ended December 31, 2018 was approximately $175,000.

7. **Financial risk management**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

8. **Recent accounting developments**

In May 2016, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019. The effect of grossing up the assets and liabilities as of January 1, 2019 will be approximately $1,607,000.

9. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018. The Company made a capital distribution of $1,000,000 on January 10, 2019. Additionally, on February 20, 2019, the Company made a demand loan, without interest, to an affiliate in the amount of $250,000.